VerisVisalign and KALiiN, LLC Announce their partnership for the Private Labeling of KALiiN for Enterprise and SMB customers. KALiiN is a specialized Artificial Intelligence ("AI") system designed to drive next generation efficacies into business. /- Philadelphia, Pennsylvania & Memphis, Tennessee.

If increased efficiency and more productivity sound appealing to your business, then KALiiN can deliver a completely new methodology for resource management.

KALiiN is both an app and an AI platform. KALiiN can be fully Private Labeled for businesses. In some cases, clients will only be interested in the backend capabilities of the platform, but the client gets to decide which elements apply to their particular business requirements, so one size does not fit all. KALiiN is designed to be fully flexible via API and Web Services wrappers to integrate seamlessly to existing client systems. KALiiN's powerful backend AI can be deployed into a company's existing applications to provide greater business adaptiveness, responsiveness and effectiveness. KALiiN can be deployed in a Cloud based, Premises Data Center based or Hybrid based Infrastructure framework.

VerisVisalign is an IT company specializing in Cloud Infrastructure and Microsoft Technologies, with additional practices in Process Automation/Digital Transformation, and Training. The company is a certified woman-owned business (WBE, WOSB), and has a long history in the Mid-Atlantic Region of the US, with offices in Montgomery County, PA and Wilmington, DE.

In this partnership, VerisVisalign will be a critical element in the delivery and support services for the KALiiN Private Labeling solution to business customers. KALiiN's team will be responsible for elements of the software integration layer. VerisVisalign brings a comprehensive approach to the partnership and a vast wealth of experience in the Enterprise and SMB markets. KALiiN's Private Labeling will focus on process improvements as part of its total system methodology to resource management.

You can download the free consumer version KALiiN's App from your favorite App Store (Google Play or iTunes).

For additional information concerning VerisVisalign, please go to http://www.verisvisalign.com/ For more information about KALiiN, please go to http://www.kaliin.com/

For more information about KALiiN, email Aubrie Wagaman at Aubrie.Wagaman@VaranIDEA.com.